SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530

                                  ------------

Herbert H. Sommer                                      Telephone (516) 228-8181
Joel C. Schneider                                      Facsimile (516) 228-8211



                                                       September 29, 2004


VIA EDGAR AND E-MAIL
--------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0303

     Attn:   Mr. Michael Pressman,
             Office of Mergers and Acquisitions

     Re:     CDKnet.com, Inc. (the "Company")
             Schedule 14F-1 filed September 7, 2004
             File No. 5-58695

Ladies and Gentlemen:

     This letter is submitted in response to the letter dated September 15, 2004 from the Staff of the division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), concerning the Company's Information Statement on Schedule 14F-1 filed with the Commission on September 7, 2004. Responses are cross-referenced to the Staff's comment letter, and when appropriate, we have indicated the location of the requested revision in the marked draft of Amendment No. 1 to the Company's Information Statement on
Schedule 14F-1 (the "Information Statement"), as provided to Mr. Pressman today.

Schedule 14F-1
--------------

1. The Company has revised the section entitled "Directors and Executive Officers" beginning on page 12 to describe the matters relating to its lack of committees of the board of directors, including a nominating committee and its general plans with respect to the function of such committees. In addition, the section has been amended to indicate that there is presently no procedure in place for handling shareholder nominations.

2. The disclosure under "The Transactions" beginning on page 2 has been revised to explain the issuance of 16,099,577 shares, including the exemption relied upon. In addition, the subscribers to the private placement have been listed in a table and the notes to the table indicate the terms of any non-cash subscriptions.

Securities and Exchange Commission
September 29, 2004
Page 2


3. The sections captioned "Executive Compensation" beginning on page 5 and "Certain Relationships and Related Transactions" beginning on page 13 have been revised to provide the disclosure required by Items 7 and 8 of Schedule 14A for the most recently completed fiscal year ended May 31, 2004. In addition, a new section entitled "Equity Compensation Plans" has been added beginning on page 6 to provide information required by Item 201(d) of Regulation S-B and information concerning an equity plan adopted after May 31, 2004 but from which grants were made pursuant to the Merger Agreement.

Filing and Mailing of Amended Schedule 14F-1
--------------------------------------------

     The Company will file the amended Schedule 14F-1 and plans to mail it to holders of record upon filing. Upon receipt of the Staff's September 15, 2004 comment letter, the Company suspended corporate action of new directors taking office pending the conclusion of this review. Absent such suspension, the appointees would have assumed their director appointments on September 18, 2004, ten days after the initial mailing of the Schedule 14F-1 filed on September 7, 2004. Accordingly, to permit the circulation of the amended statement and orderly corporate action by the Company, we request that the Staff exercise discretion granted to it in Rule 14F-1 to shorten the filing and mailing period to two days.

Form 8-K
--------

     The Company neglected to file a Form 8-K in connection with the acquisition because it was not satisfied that it had compiled necessary information required to make the filing until it already filed a Form 10-KSB. The Form 10-KSB contains all the information required to be filed with a Form 8-K and audited financial statements of the acquired company. Nevertheless, to complete its filing, the company will file a Form 8-K relating to the acquisition within two days. The Form 8-K will incorporate exhibits filed with its Form 10-KSB by reference. Note that the Company has been advised that the Form 8-K will not require filing of either audited financial statements of the acquired company or pro forma financial information.

     Under Reg SX 210.3-.05 (b)(4)(B)(iii) "separate financial statements of the acquired business need not be presented once the operating results of the acquired business have been reflected in the audited consolidated financial statements" and (iv) " a separate audited balance sheet of the acquired business is not required when the registrant's most recent audited balance sheet required by 210.3-01 is for a date after the date the acquisition was consummated."

     Since the Form 10-KSB filed September 17, 2004 contains audited financial statements of the Company, including the acquired company as of May 31, 2004 and for each of the two fiscal years ended May 31, 2004, the Company does not believe additional separate statements are required.

Securities and Exchange Commission
September 29, 2004
Page 3


Closing Information
-------------------

     The Company acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the Company. The Company acknowledges that staff comment or changes in response to staff comment do not foreclose the Commission from taking any action with respect to a filing. The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would appreciate an opportunity to resolve any remaining concerns the Staff may have in to complete this process at your earliest convenience.

     This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior offices of the Company. Please direct any questions regarding legal responses to the undersigned at (516) 228-8181.

     Thank you for your assistance in this matter.



                                                     Very truly yours,

                                                     /s/ Herbert H. Sommer
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                                                     Herbert H. Sommer



HHS/md
cc:  Oleg Logvinov